May 31, 2011

VIA EDGAR

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4270

Washington, D.C.  20549

Attention:  Terrance O’Brien

Accounting Branch Chief

Re:

Propell Corporation

Form 10-K for the year ended December 31, 2010

Amendment No. 3 to Form 10-Q/A for Fiscal Period Ended March 31, 2010

Amendment No. 3 to Form 10-Q/A for Fiscal Period Ended June 30, 2010

Form 10-Q for Fiscal Period Ended March 31, 2011

File No. 000·53488

Dear Mr. O’Brien:

Thank you for your May 17, 2011 letter regarding Propell Corporation (“Propell”). Enclosed is an amendment to Propell’s Form 10-K for fiscal year ended December 31, 2010 and Amendment No. 4 to Form 10-Q/A for Fiscal Period Ended June 30, 2010. The changes in the revised filings reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of Propell’s Form 10-K and Form 10-Q/A for Fiscal Period Ended June 30, 2010, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

Form 10-K for the Fiscal Year Ended December 31, 2010

Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 18

1.

We note that you have provided disclosure as of December 31, 2009, the end of your previous fiscal year, rather than disclosure as of December 31, 2010, the end of your most recently completed fiscal year. Please file an amendment to revise your disclosure to reflect, if true, that there have been no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with your independent auditors for the period ended December 31, 2010. Otherwise, please provide the relevant disclosure in accordance with Item 304 of Regulation S-K.

Response: Complied with.  We have revised the Annual Report on Form 10-K to correct the typographical error and change the date from 2009 to 2010.

United States Securities and

   Exchange Commission

May 31, 2011

Controls and Procedures, page 19

Internal Controls. page 19

2.

Please amend your Form 10-K to provide the disclosure required by Item 308T of Regulation S-K.  Specifically, please state that management is responsible for establishing and maintaining adequate internal control over financial reporting for the company and provide a clear statement of management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.  While we note your statement that all material weaknesses and significant deficiencies have been remediated, we note that you do not clearly state whether internal control over financial reporting was effective as of December 31, 2010.  In your amendment to your Form 10-K, please ensure that the signature page is currently dated and please note that the Section 302 and 906 certifications should refer to the Form 10-K/A, be currently dated, and conform to the format provided in Item 601 (b)(31) and (32) of Regulation S-K.

Response: Complied with.  We have added the requested language.

Executive Compensation. page 22

3.

Please explain to us supplementally how you calculated the grant date fair value for the stock options awarded to Messrs. Scapatici and Wallace in 2009. We note that on June 16, 2009, Mr. Scapatici received 150,000 options and Mr. Wallace received 125,000 options; however, the grant date fair value for each award in the Summary Compensation Table is listed as $7,500. Please advise or revise your disclosure in your amendment to your 10-K as necessary.

Response: Complied with. We have revised the fair value to correct a typographical  error.

4.

In footnote 1 to your Summary Compensation Table, we note that you refer to Note 8 for a discussion of assumptions in determining the valuation of equity awards; however, this discussion does not appear in Note 8.  Please advise or revise your disclosure in your amendment to your 10-K as necessary.  Please note that this comment also applies to footnote 1 of your Director Compensation Table.

Response: Complied with.  We have revised the footnotes to refer to Note 11(B).

Director Compensation, page 23

5.

We note that the form of Compensation Table in Item 402(r) of Regulation S-K does not include the following columns: salary, bonus, aggregate fair value, and stock awards outstanding at year-end.  Please tell us why you modified the table to include these columns and describe for us the authority or guidance on which you relied to make this modification.  Otherwise, please revise your disclosure in your 10-K amendment to conform to Item 402(r) of Regulation S-K.

Response: Complied with.  We have revised the table.

Amendment No.3 to Form 10-Q/A for the Fiscal Period Ended March 31, 2010

Changes in Internal Control Over Financial Reporting, page F-16

6.

Please confirm to us, if true, that there have been no changes in internal control over financial reporting that occurred during your fiscal quarter ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We note that you provide this disclosure as of June 30, 2010.

Response: The Company confirms that there have been no changes in internal control over financial reporting that occurred during the Company’s fiscal quarter ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting

United States Securities and

   Exchange Commission

May 31, 2011

Amendment No.3 to Form 10-Q/A for the Fiscal Period Ended June 30, 2010

Exhibit 31.1 - Section 302 Certification for the CEO

Exhibit 31.2 - Section 302 Certification for the CFO

Exhibit 32.1 - Section 906 Certification for the CEO and CFO

7.

Since the Section 906 certification refers to the Form 10-Q/A for the period ended March 31, 2010, it appears that you have filed your Section 906 certification for March 31, 2010 with your June 30, 2010 Form 10-Q/A.  We further note that each of the certifications refer to Amendment No.2 rather than Amendment No.3 for the 10-Q/A for June 30, 2010.  Please file an amendment to your Form 10-Q for the period ended June 30, 2010 to include revised Section 302 and Section 906 certifications.  Please ensure that the revised certifications conform to the format provided in Item 601 (b)(31) and (32) of Regulation S-K. Also, please ensure that the revised certifications refer to Amendment No.4 to Form 10-Q/A and are currently dated.

Response: Complied with.

Form 10-Q for the Fiscal Period Ended March 31, 2011

Exhibit 31.1

8.

In future filings, please file your certifications exactly as set forth in Item 601 (b)(31)(i) of Regulation S-K.  Specifically, please do not replace "registrant" with "small business issuer", do not substitute "I am" for "The registrant's other certifying officer(s) and I are" in paragraph 4, do no substitute "internal control over financing reporting" for "internal control over financial reporting" in paragraph 4(d) or omit "The registrant's other certifying officer(s) and" in paragraph 5.

Response: We will file future certifications exactly as set forth in Regulation S-K.

If you have any questions or need additional information, please contact the undersigned at (212) 907-4657.

Sincerely,

Leslie Marlow

Enclosures

cc:  Propell Corporation